Filed pursuant to Rule 433 under the Securities Act
Registration Statement No. 333-158778
June 30, 2009

Bill Barrett Corporation $250,000,000 9.875% Senior Notes due 2016

The following information supplements the preliminary prospectus supplement dated June 24, 2009 and supersedes such preliminary prospectus supplement to the extent that it is inconsistent therewith. Financial information presented in the preliminary prospectus supplement is deemed to have changed to the extent affected by the changes described herein.

Term Sheet

Issuer:	Bill Barrett Corporation ("BBG")
Principal Amount:	$250,000,000
Title of Securities:	9.875% Senior Notes due 2016
Maturity:	July 15, 2016
Offering Price:	95.172%
Coupon	9.875%
Yield-to-Maturity:	10.875%
Net Proceeds to BBG (estimated):	$231,392,500
Gross Spread (%):	2.25%
Interest Payment Dates:	January 15 and July 15
Record Dates:	January 1 and July 1
First Interest Payment Date:	January 15, 2010
Optional Redemption:	Make-whole call @ T+ 50 prior to July 15, 2013, then:
	On or after:	Price:
	July 15, 2013	104.938%
	July 15, 2014	102.469%
	July 15, 2015	100%
Equity Clawback:	Up to 35% at 109.875% plus accrued interest until July 15, 2012
Change of Control:	Put at 101% of principal plus accrued interest.
Joint Book Running Managers:	Banc of America Securities LLC	$95,625,000
	Deutsche Bank Securities Inc.	$36,250,000
	J.P. Morgan Securities Inc.	$36,250,000

Senior Co-Managers:	Barclays Capital Inc.	$10,000,000
	BMO Capital Markets Corp.	$10,000,000
	Credit Suisse Securities (USA) LLC	$10,000,000
	Morgan Stanley & Co. Incorporated	$10,000,000
	SunTrust Robinson Humphrey, Inc.	$10,000,000
	Wachovia Capital Markets, LLC	$10,000,000
Co-Managers	BBVA Securities Inc.	$ 3,125,000
	Comerica Securities, Inc.	$ 3,125,000
	Fortis Securities LLC	$ 3,125,000
	Goldman, Sachs & Co.	$ 3,125,000
	Howard Weil Incorporated	$ 3,125,000
	Mitsubishi UFJ Securities (USA), Inc.	$ 3,125,000
	U.S. Bancorp Investments, Inc.	$ 3,125,000
Trade Date:	June 30, 2009
Settlement Date:	July 8, 2009 (T+5)
Distribution:	Registered Offering
Ratings (Moody's/S&P):	B1/B+
A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
Use of Proceeds:	Bill Barrett Corporation will use the net proceeds of this offering to repay borrowing under its revolving credit facility.
CUSIP Number:	06846NAB0
ISIN Number:	US06846NAB01

Description of the Notes

The following change is being made to the "Description of the Notes" section in the Preliminary Prospectus Supplement:

The definition of "Foreign Subsidiary" on page S-94 of the Preliminary Prospectus Supplement under "Description of the Notes—Definitions" is deleted in its entirety and replaced with the following:

"Foreign Subsidiary" means a Restricted Subsidiary not organized or existing under the laws of the United States of America or any state or territory thereof and any direct or indirect subsidiary of such Restricted Subsidiary, and in each such case, as of its most recently available balance sheet date, at least 50% of the tangible assets of which were not located in the United States of America or any state or territory thereof.

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Pro Forma Ratio of Earnings to Fixed Charges

        Because the proceeds of this offering will be used to repay indebtedness and our ratio of earnings to fixed charges would change by 10% or more, we are presenting the pro forma ratio below, which gives effect to the completion of this offering and the application of the estimated proceeds as set forth in the preliminary prospectus supplement.

Pro Forma Three Months Ended March 31, 2009
Ratio of earnings to fixed charges	3.7x

Other Information

As of March 31, 2009 and June 23, 2009, respectively, on a pro forma basis after giving effect to the application of the net proceeds from the sale of the notes as set forth under "Use of Proceeds," above, the total outstanding principal amount of our long term indebtedness would have been approximately $467.1 million and $490.1 million, respectively, and we would have had approximately $492.9 million and $469.9 million, respectively, in additional borrowing capacity under our revolving credit facility (after giving effect to a required $62.5 million borrowing base reduction), which, if borrowed, would be secured debt effectively senior to the notes to the extent of the value of the collateral securing that indebtedness.

Because more than 10% of the net proceeds of this offering, not including underwriting compensation, will be paid to affiliates of members of the Financial Industry Regulatory Authority (FINRA) who are participating in this offering, this offering is being conducted in compliance with FINRA Rule 5110(h) and NASD Conduct Rule 2720(c). Those rules require that the yield at which our notes are to be distributed to the public can be no lower than that recommended by a "qualified independent underwriter," as defined by FINRA. Morgan Stanley & Co. Incorporated has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of this prospectus supplement. We have agreed to indemnify Morgan Stanley & Co. Incorporated against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer or underwriter will arrange to send you the prospectus and other documents the Issuer has filed with the SEC if you request them by calling Banc of America Securities LLC toll free at 1-800-294-1322.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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